UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Molycorp, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

608753 109

(CUSIP Number)

Brian T. Dolan
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 608753 109	Page 2 of 16 Pages

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Resource Capital Fund IV L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,715,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,715,765
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,715,765
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.73%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 835637109	Page 3 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Resource Capital Associates IV L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,715,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,715,765
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,715,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.73%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 835637109	Page 4 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RCA IV GP L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,715,765
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,715,765
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,715,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.73%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 835637109	Page 5 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Resource Capital Fund V L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,897,417
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,897,417
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,897,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 835637109	Page 6 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Resource Capital Associates V L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,897,417
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,897,417
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,897,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 835637109	Page 7 of 16 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RCA V GP Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,897,417
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,897,417
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,897,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON (See Instructions) OO, HC

SCHEDULE 13D
CUSIP No. 835637109	Page 8 of 16 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Molycorp, Inc. (the “Company”), whose principal place of business is located at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.
Resource Capital Fund IV L.P. (“RCF IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.  The principal business of RCF IV is investments.

b.
Resource Capital Associates IV L.P. (“Associates IV”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.  Associates IV is the general partner of RCF IV.  The principal business of Associates IV is to act as the general partner of RCF IV.

c.
RCA IV GP L.L.C. (“RCA IV”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.  RCA IV is the general partner of Associates IV.  The principal business of RCA IV is to act as the general partner of Associates IV.

d.
Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.   The principal business of RCF V is investments.

e.
Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempted limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.  Associates V is the general partner of RCF V.  The principal business of Associates V is to act as the general partner of RCF V.

f.
RCA V GP Ltd. (“RCA V”), a Cayman Islands exempted company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.  RCA V is the general partner of Associates V.  The principal business of RCA V is to act as the general partner of Associates V.

The sole members of each of RCA IV and RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, Brian T. Dolan, James McClements and Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”).  The businesses of each of RCA IV and RCA V are directed by the officers of each general partner.  The Principals serve as executive officers.  The business address of each of Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements, and Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202.  The principal occupation of Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale is serving as senior executive of the Resource Capital Funds which include RCF IV and RCF V.

RCF IV, Associates IV, RCF V and Associates V are all Cayman Islands exempted limited partnerships.

RCA IV is a Delaware limited liability company.

SCHEDULE 13D
CUSIP No. 835637109	Page 9 of 16 Pages

RCA V is a Cayman Islands exempted company.

Messrs. Bennett, Bhappu, Dolan and Tuten and Ms. Croasdale are citizens of the United States.  Mr. Cranswick is a citizen of Canada.  Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons nor any Principal, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

RCF IV and RCF V have held interests in the Company and its various predecessors since July 2008 and March 2010, respectively.  RCF IV and RCF V (the “RCF Funds”) contributed their membership interests in Molycorp Minerals, LLC to Molycorp, LLC on September 9, 2009 in return for membership interests in Molycorp, LLC.

The board of directors of Molycorp, LLC approved the incorporation of the Company on March 4, 2010 as part of a corporate reorganization plan in which Molycorp, LLC would become a subsidiary of Molycorp, Inc.  The formation of the Company is more fully described in the section entitled “Corporate Reorganization” in the Company’s Registration Statement on Form S-1 (SEC File No. 333-166129) (the “Registration Statement”) filed on April 16, 2010, as amended on May 25, 2010, June 21, 2010, July 13, 2010 and July 29, 2010.

Pursuant to a Contribution Agreement dated April 15, 2010, filed as Exhibit 10.1 to this Schedule 13D, in order to effectuate the corporate reorganization, RCF IV contributed its 529,283.05 member shares and RCF V contributed its 117,821.65 member shares in Molycorp, LLC to the Company in exchange for 529,283.05 shares and 117,821.65 shares of Class A common stock of the Company, respectively.  The Company filed the Registration Statement to register 32,343,750 shares of Common Stock in an initial public offering (the “IPO”).

On May 28, 2010, additional shares of the Company’s Class A common stock were issued and sold to the existing holders of the Company’s Class A common stock.  RCF IV received 20,782.57 shares and RCF V received 4,626.33 shares of the Company’s Class A common stock respectively.

On July 9, 2010, the Company filed a Certificate of Amendment to its Certificate of Incorporation amending its Article IV – Authorized Capital Stock.  Immediately following the filing of the Certificate of Amendment to the Certificate of Incorporation, the Company completed a 38.23435373-for-one stock split to holders of its stock resulting in RCF IV holding 21,358,622 shares of Class A common stock and RCF V holding 4,754,560 shares of Class A common stock.  Section 5 – Conversion of the Certificate of Incorporation of the Company, originally filed on March 4, 2010, provided that immediately prior to the consummation of the IPO, each share of Class A Common Stock would automatically be converted, without any action on the part of the shareholder, into the same number of fully paid and nonassessable shares of the Company’s Common Stock using a specified formula based on the final offering price per share in the IPO.

On July 29, 2010, the Registration Statement became effective with respect to the offering of shares of Common Stock by the Company in the IPO.

SCHEDULE 13D
CUSIP No. 835637109	Page 10 of 16 Pages

On August 3, 2010, immediately prior to the closing of the IPO, the Company filed an Amended and Restated Certificate of Incorporation authorizing two classes of capital stock designated as Common Stock and Preferred Stock.  The Company’s outstanding Class A common stock was thereby converted into shares of Common Stock.  As a result, RCF IV’s 21,358,622 shares of Class A common stock converted to 21,358,622 shares of Common Stock and RCF V’s 4,754,560 shares of Class A common stock converted to 4,754,560 shares of Common Stock.  Also on August 3, 2010, RCF IV purchased  an additional 357,143 shares of Common Stock and RCF V purchased an additional 1,142,857 shares of Common Stock at the IPO price of $14.00 per share.  The source of funds used by RCF IV and RCF V to purchase such additional shares was from cash on hand.

Item 4.	Purpose of Transaction.

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment.  RCF IV owns a total of 21,715,765 shares of the Company’s Common Stock and and RCF V owns a total of 5,897,417 shares of the Company’s Common Stock.  The RCF Funds intend to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally.  Based on that continuing evaluation, each of the RCF Funds will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the company and other matters and (ii) proposing additional transactions with the company, including transactions that could result in a change of control of the Company.  The RCF Funds may decide not to acquire additional shares of Common Stock and/or to sell all or a portion of the shares of Common Stock held.

Mr. Bhappu and Mr. Dolan serve as members of the Board of Directors of the Company, having served as directors of the Company or its predecessors since August 2008.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company, to exercise the rights described in Item 6, or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

As of August 3, 2010, RCF IV owns 21,715,765 shares and RCF V owns 5,897,417 shares of Common Stock for a total aggregate holding by the RCF Funds of 27,613,182 shares of Common Stock.  Based on the foregoing, RCF IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 26.73% and RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.

As of August 3, 2010, Associates IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 26.73% and Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.

As of August 3, 2010, RCA IV may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of approximately 26.73% and RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 7.3% of the issued and outstanding Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 835637109	Page 11 of 16 Pages

As of August 3, 2010, Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale, by virtue of their interests as members and directors of each of RCA IV and RCA V, may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 34.0% of the issued and outstanding Common Stock of the Company.  Messrs. Bennett, Bhappu, Cranswick, Dolan, McClements and Tuten and Ms. Croasdale disclaim beneficial ownership of the Common Stock, except to the extent of each of their pecuniary interest therein.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Contribution Agreement dated April 15, 2010, filed as Exhibit 10.1 to this Schedule 13D, in order to effectuate the corporate reorganization, RCF IV contributed its 529,283.05 member shares and RCF V contributed its 117,821.65 member shares in Molycorp, LLC to the Company in exchange for 529,283.05 shares and 117,821.65 shares of Class A common stock of the Company, respectively.

In connection with the corporate reorganization, the Company, RCF IV, RCF V and other former members of Molycorp, LLC, entered into a Registration Rights Agreement, dated April 15, 2010, filed as Exhibit 10.2 to this Schedule 13D.  The Registration Rights Agreement provides for demand and piggyback registration rights at any time six months after the completion of the Company’s IPO.  The Company is only obligated to effect one demand registration on Form S-1 for each holder of its common stock subject to satisfaction of certain requirements and an unlimited number of registrations on Form S-3 subject to satisfaction of certain requirements.

Item 7.	Materials to be Filed as Exhibits.

See the Index of Exhibits.

SCHEDULE 13D
CUSIP No. 835637109	Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCA IV GP L.L.C.

Date: August 13, 2010	By:	/s/ Sherri A. Croasdale

Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES IV L.P.

By:	/s/ Sherri A. Croasdale

Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND IV L.P.

By:	Resource Capital Associates IV L.P., General Partner

By:	RCA IV GP L.L.C., General Partner

By:	/s/ Sherri A. Croasdale

Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

SCHEDULE 13D
CUSIP No. 835637109	Page 13 of 16 Pages

RCA V GP LTD.

By:	/s/ Sherri A. Croasdale

Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd.

By:	/s/ Sherri A. Croasdale

Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., General Partner

By:	RCA V GP L.L.C., General Partner

By:	/s/ Sherri A. Croasdale

Name: Sherri A. Croasdale Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Index of Exhibits.

10.1
Contribution Agreement dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein (incorporated by reference to Exhibit 10.4 to Molycorp, Inc.’s Form S-1 filed on June 21, 2010)

10.2
Registration Rights Agreement dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.6 to Molycorp, Inc.’s Form S-1 filed on June 21, 2010)

99.1	Joint Filing Agreement dated August 3, 2010